Simplify Exchange Traded Funds

10845 Griffith Peak Drive, 2/F

Las Vegas, NV 89135

August 31, 2026

EDGAR filing by Electronic Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds

Registration Statement amendment on Form N-1A

Filed on July 6, 2026

File Nos. 333-238475 and 811-23570

Accession No. 001829126-26-007250

Dear Securities and Exchange Commission (“SEC”) Representative:

On behalf of Simplify Exchange Traded Funds, a registered investment company (the “Trust” or “Registrant”), pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 236 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) (Accession No. 001829126-26-007250), which applies to the Simplify All-Asset Managed Futures Strategy ETF. The Amendment was filed on July 7, 2026, pursuant to Rule 485(a) under the 1933 Act for the purpose of registering shares of the Simplify All-Asset Managed Futures Strategy ETF. The Registrant requests this withdrawal because it has determined not to offer shares of the Simplify All-Asset Managed Futures Strategy ETF to the public. No securities of the Simplify All-Asset Managed Futures Strategy ETF were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable. The Registrant’s CIK number is 001810747.

It is the Registrant’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

Please direct any questions concerning this letter to JoAnn M. Strasser (614) 469-3265 or Parker Bridgeport, of Thompson Hine LLP, counsel to the Trust at (614) 469-3238.

Very truly yours,

/s/ Fiona Ho

Treasurer, Simplify Exchange Traded Funds